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                                                                    Exhibit 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in thousands)

                                                         Year Ended January 31,
                                               2002       2001        2000        1999      1998
                                            ------------------------------------------------------
Earnings (loss), as defined:
  Net income (loss)                         $(29,837)   $13,436     $15,329     $12,006   $12,341
  Income taxes                                (9,015)     8,091      10,001       7,687     7,422
  Fixed charges, as defined below             48,201     20,592      19,654      18,690    12,391
                                            --------    -------     -------     -------   -------
  Total earnings, as defined                $  9,766    $41,119     $44,984     $38,383   $32,154
                                            ========    =======     =======     =======   =======
Fixed charges, as defined                   $ 48,201    $20,592     $19,654     $18,690   $12,391
                                            --------    -------     -------     -------   -------
  Total fixed charges, as defined           $ 48,201    $20,592     $19,654     $18,690   $12,391
                                            ========    =======     =======     =======   =======
Ratio of earnings to fixed charges                (1)      2.00        2.29        2.05      2.60
                                            ========    =======     =======     =======   =======

(1) The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges including the accretion and dividends on the preferred stock. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges are interest, amortization of debt expense, discount on premium relating to indebtedness and the accretion and dividends on the preferred stock. For the fiscal year ended January 31, 2002, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $38.9 million would be necessary for the fiscal year ended January 31, 2002 to provide a one-to-one coverage ratio.